Acquisition of Viasystems
Customer and Vendor Joint
Presentation
9/23/2014
Filed by Viasystems Group, Inc.
Commission File No. 001-15755
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Commission File No. 001-15755
Date: September 23, 2014

2
Disclaimer

Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform
Act of 1995.  Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of TTM and Viasystems separately and as a combined entity; the timing and consummation of the proposed merger; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions; and other statements that are not historical fact.  These statements are made on the basis of the current beliefs, expectations and assumptions of the management of TTM and Viasystems regarding future events and are subject to significant risks and uncertainty.  Statements regarding our expected performance in the future are forward-looking statements.
It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Viasystems’ or TTM’s common stock. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed merger and the satisfaction of the conditions precedent to consummation of the proposed merger, including the ability to secure regulatory approvals in a timely manner or at all; the adoption of the Merger Agreement by Viasystems’ stockholders; the possibility of legal or regulatory proceedings (including related to the transaction itself); the ability of TTM to successfully integrate Viasystems’ operations, product lines, technology and employees and realize synergies and additional opportunities for growth from the proposed merger in a timely manner or at all; unknown, underestimated or undisclosed commitments or liabilities;
the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships; the level of demand for the combined company’s products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and printed circuit boards, and customers’ new technology and capacity requirements; TTM’s and Viasystems’ ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and developments beyond Viasystems’ or TTM’s control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments.  Additional factors that may cause results to differ materially from those described in the forward-
looking statements are set forth in the Annual Report on Form 10-K of TTM Technologies, Inc. for the year ended December 30, 2013, which was filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, under the heading “Item 1A. Risk Factors” and in the Annual Report on
Form 10-K of Viasystems for the year ended December 31, 2013, which was filed with the SEC on February 14, 2014, under the heading “Item 1A. Risk
Factors,” and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.
Neither Viasystems nor TTM undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

3
Disclaimer

No Offer or Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
TTM will file with the SEC a registration statement on Form S-4, which will include a prospectus with respect to TTM’s shares of common stock to be issued in the proposed merger and a proxy statement of Viasystems in connection with the proposed merger between TTM and Viasystems
(the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus will be sent or given to Viasystems’ stockholders and will contain important information about the proposed merger and related matters.  VIASYSTEMS SECURITY HOLDERS ARE ADVISED TO READ THE PROXY
STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED MERGER.  The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by TTM or Viasystems with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Proxy Statement/Prospectus from TTM or Viasystems by contacting either (1) Investor Relations by mail at
TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at
714-327-3000, or by going to TTM’s Investor Relations page on its corporate website at www.ttmtech.com or (2) Investor Relations by mail at
Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at
314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com.

4
Disclaimer

Participants in the Solicitation
TTM and Viasystems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viasystems’
stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger.  Information about TTM’s directors and executive officers is set forth in TTM’s Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on
March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which was filed with the SEC on February 21, 2014.  These documents are available free of charge at the SEC’s website at www.sec.gov, and from TTM by contacting Investor Relations by mail at TTM Technologies, Inc.,
1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to TTM’s Investor
Relations page on its corporate website at www.ttmtech.com.  Information about Viasystems' directors and executive officers is set forth in Viasystems' Proxy
Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K
for the fiscal year ended December 31, 2013, which was filed with the SEC on February 14, 2014.  These documents are available free of charge at the SEC’s website at www.sec.gov, and from Viasystems by contacting Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis,
MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems' Investor Info page on its corporate website at
www.viasystems.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will
Data Used in This Presentation
Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely be included in the Proxy Statement/Prospectus that TTM will file with the SEC.
reflect the absolute figures.

5
Transaction Overview
• TTM to acquire 100% of Viasystems in a cash/stock transaction
• As of the market close on Friday, September 19, the value of the transaction consideration was $16.46 per Viasystems share, or approximately $368mm in aggregate
• Viasystems' implied enterprise valuation of  approximately $927mm
• Expected closing in the first half of 2015, subject to regulatory approvals and other customary conditions to closing
• TTM has fully committed financing for the transaction
• Viasystems' two largest shareholders (combined 67% ownership) have signed agreements to vote in favor of the transaction

6
Strategic Rationale
• Combination of two industry leaders, creating enhanced scale and new growth opportunities
• End market diversification into Automotive and expanded presence in
Medical, Industrial & Instrumentation, Networking /Telecom and Aerospace
& Defense
• Complementary global footprint, commitment to operational excellence and expertise in key technologies
• Outstanding combined group of customers spanning North America, Asia and Europe
• Strong talent pool, with extensive experience in the PCB industry

7
Market Leader

2013 Top 10 world PCB makers by revenue ($mm)
Top 10 represent ~34% of 2013 total world PCB output 2013 Global PCB output of ~$55bn
Pro forma TTM + Viasystems: 5%
Leading position in growing market segments
Global PCB manufacturer with combined pro forma FY 2013 revenue of $2.5 billion
Core supplier to automotive segment
Complementary positions in Medical; Industrial & Instrumentation; Networking & Communications; and
Aerospace & Defense segments
Advanced technology supplier to rapidly growing smartphone and tablet segments
$2,556
$2,539
$2,205
$2,163
$2,136
$1,700
$1,567
$1,372
$1,315
$1,180
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
Nippon
Mektron
TTM +
Viasystems
Young
Poong
Zhen Ding Unimicron SEMCO Ibiden Tripod Sumitomo Daeduck
VIAS
TTM
5%
3% 2%
4%
4%
4%
3%
3%
2%
2%
2%
Others
66%
Source: Prismark Partners (February 2014) and company filings

Introduces attractive new Automotive segment – 14% of total sales
Cellular Phone end market reduced from 20% of total sales to 11%
Telecom and Computing end market reduced from 51% of total sales to 43%
Aerospace & Defense reduced from 15% of total sales to 13%
Medical, Industrial and Instrumentation end market increased to 16% of total sales from 8%
End Market Diversification
8
2013 sales = $1,171mm 2013 sales = $1,368mm
Computing/Storage/
Peripherals
20%
Source: Company website and filings
TTM Viasystems
2013 revenue by end market
2013 pro forma combined revenue by end market
Cellular
Phone
20%
Other
5%
Telecom
17%
Computer &
Datacom
17%
Industrial &
Instrumentation
25%
Military and
Aerospace
11%
Automotive
30%
Aerospace/
Defense
15%
Medical/
Industrial/
Instrumentation/
Other
8%
Networking/
Communications
32%

9
Complementary Global Footprint and Capabilities

TTM Viasystems Total TTM Viasystems Total Combined Total
# of facilities 7 10 17 6 5 11 28
Size (~ 1,000 sq.ft) 860 1,100 1,960 3,400 4,610 8,010 9,970
North America China
Automotive Conventional PCB HDI & QTA Aerospace & Defense Specialty Assy
1
Anaheim, CA
San Jose, CA
2
Milpitas, CA
Cleveland, OH
6
North Jackson, OH
5
Denver, CO
8
Zhongshan, China
9
Guangzhou, China
10
Huiyang, China
7
Sterling, VA
11
Forest Grove, OR
12
Toronto, Canada
13
Juarez, Chihuahua
15
Shenzhen, China
14
Shanghai, China
4
5
3
4
6
1
3
9
2
8
10
11
7
13
14
15
Viasystems Facilities:
Combined Total
12

10
Summary
•
The proposed combination of TTM and Viasystems will strengthen our global capability to supply our diverse customer base
•
We plan to focus on advanced technology requirements in our
diverse end market segments
•
Viasystems' zero defect focus in operations and our combined commitment to execution will keep our organizations focused on customer needs
•
Until close, it will be “business as usual” as we continue to operate as independent companies

Thank you!

JOINT CUSTOMER/VENDOR SCRIPT

SLIDES 2-4 - DISCLAIMERS

Clay Swain:

Welcome to the TTM Technologies and Viasystems customer and supplier conference call. I would like to inform all participants this call is being recorded and is in listen only mode. As a reminder, TTM has posted an accompanying slide presentation on the Home Page of its website at www.ttmtech.com. The audio portion of the call will be available for one week on the TTM website.

Before we get started, I would like to remind everyone that comments made on today’s call may contain forward-looking statements. I wish to remind you that any forward-looking information we provide is given in reliance upon the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The comments we will make today are management’s best judgments based on information currently available. Actual results could differ materially from any implied projections due to one or more of the factors explained in the Annual Reports on Form 10-K and other documents that both companies file with the Securities and Exchange Commission. TTM and Viasystems do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or other circumstances, except as required by law.

In addition to the legal disclaimers noted on slides 2 through 4 of the presentation, please refer to the full disclosures regarding the risks that may affect Viasystems and TTM and the risks associated with the proposed transaction, which may be found in the Current Reports on Form 8-K that have been filed by both Viasystems and TTM and the companies’ other SEC filings.

Please note that the following communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, subscribe for or buy any securities. No offer of securities shall be made except by means of a prospectus.

Finally, TTM will file with the SEC a registration statement on Form S-4, which will include a prospectus with respect to TTM’s shares of common stock to be issued in the proposed merger and a proxy statement of Viasystems in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Today’s call will be led by the Chief Executive Officer of TTM Technologies, Tom Edman. Tom….

INTRODUCTION

Tom:

Thank you, Clay. Good morning everyone and good evening to some of you. Thank you for joining us from around the world.

We at TTM are really excited to announce the signing of a definitive agreement to acquire Viasystems. I believe this combination will allow us to establish a globally competitive organization which will better service our customer base with a diverse set of PCB and EMS capabilities.

Dave and I are both enthusiastic and will discuss on this call the transformational combination of the two companies. We are bringing together two organizations that, each in its own right, has an impressive position in our industry.

TTM is a leading global printed circuit board manufacturer with a broad product offering and a focus on advanced technology. We are a leader in aerospace and defense, networking and telecom, and advanced mobile devices.

Viasystems is a leading manufacturer of multi-layer, high reliability printed circuit boards and specialty assembly products. The company serves customers in the automotive, industrial and instrumentation, computing, telecommunications, and aerospace and defense end markets.

These two industry leaders are very complementary and the combination of our two companies creates enhanced scale from which to serve all of you around the world. Dave, over to you.

Dave:

Thanks, Tom, and good morning/good evening everyone. I would like to begin by saying that I too share the team’s excitement about this combination. I truly believe it’s a compelling strategic transaction and will allow us to bring significant combined capabilities to our customers.

SLIDE 5 – TRANSACTION OVERVIEW

Tom:

And with that, if everyone could turn to slide 5 in the slide deck that we provided, I will briefly summarize the key features of this transaction.

•	TTM will acquire all shares of Viasystems.

•	Viasystems stockholders will receive $11.33 per share in cash and 0.706 shares of TTM common stock for each Viasystems share. This translates to total consideration of $16.46 per share, based on the TTM closing stock price on September 19, 2014.

•	We currently expect to close the transaction in the first half of 2015. In the meantime, we will continue to operate as independent companies, focused on day-to-day execution on behalf of our global customer base.

•	After the transaction closes, I will be excited to lead the combined firm and join forces with the many highly talented and skilled executives and professionals throughout Viasystems.

SLIDE 6 – STRATEGIC RATIONALE

Tom:

Now if you can turn to slide 6. This is on the Strategic Rationale.

TTM will be able to significantly diversify and broaden our end market exposure with this combination. As an example, Viasystems’ leading global position in the automotive industry provides a compelling expansion opportunity. The automotive end market is growing at an estimated rate of 3 to 5 percent annually and importantly, the technology content within each automobile is increasing at an even more pronounced pace. This provides a great example of how our combined company can leverage Viasystems’ existing strengths as well as growing opportunities for TTM’s advanced technologies.

Additionally, Viasystems brings complementary positions to TTM in aerospace and defense, industrial and instrumentation, and networking/telecom segments. Our customer overlap in these areas is minimal which will allow us to tap into our respective technologies to strengthen our product offerings to existing customers. This will also help TTM to drive diversification and reduce the seasonality that is inherent to the mobile device segment.

We have an outstanding group of customers—that means all of you—to service around the world, and we believe this combination will strengthen our ability to service you.

And finally and most importantly, both organizations bring a strong talent pool of employees with a singular focus on executing day in and day out to meet your requirements. Dave, over to you.

SLIDE 7 – MARKET LEADER

Dave:

Good. Let’s move on to slide 7, the Market Leader slide.

I think the combination will create an industry leader with the ability to deliver expanded capabilities from a broad global footprint to reach each customer and each end market.

The combination will significantly enhance the ability of both companies to deliver a one-stop, integrated global commercial sales and manufacturing platform to a wide range of customers.

Both companies will benefit from expansion within attractive end markets. TTM will benefit from our strong presence in the automotive and other segments in the industrial and instrumentation market segments. Viasystems will gain from TTM’s expertise in advanced technology PCBs which are increasingly being utilized in our end markets.

The combined company will be better positioned to serve our customers around the globe. We will have a remarkable pool of talent that few other companies can match. The new company’s 30,000 plus employees will serve customers around the world through 28 manufacturing facilities.

SLIDE 8 – END MARKET DIVERSIFICATION

Tom:

Thank you, Dave. If you move to slide 8, we cover End Market Diversification.

For TTM investors, this transaction will accelerate our strategy to diversify our business by adding new customers in significant segments such as the automotive, medical, and industrial and instrumentation end markets. This expanded customer base and broader penetration should reduce individual customer exposure and the impact of seasonality for TTM while bringing new growth opportunities to our product portfolio. Overall, if we are to look at the 2013 pro forma numbers, automotive would constitute 14% of combined company sales, cell phone would be 11%, telecom and computing would be 43%, aerospace and defense would be 13% and medical, industrial and instrumentation would constitute 16% of our sales.

In summary, after the deal closes, we expect to benefit from the scale and visibility that come from being one of the industry’s leading global suppliers.

SLIDE 9 – COMPLEMENTARY GLOBAL FOOTPRINT AND CAPABILITIES

Dave:

If you look to slide 9, the Complementary Global Footprint and Capabilities, I think this shows, probably for the TTM customers, Viasystems’ capabilities, which combined with TTM’s plants created a global footprint with substantial assets in both China and North America, and capabilities to serve all of our major customers on a global basis. I think it is a pretty impressive group of assets.

SLIDE 10 – SUMMARY

Tom:

I agree, and if you look finally on slide 10, we just wanted to summarize for all of you - our customers and vendors - what we feel are the major benefits of the combination.

In summary, TTM will be able to significantly diversify and broaden our customer base with this combination. Additionally, Viasystems brings a new market to TTM in automotive and complementary positions to TTM in the aerospace and defense, industrial and instrumentation, and networking/telecom segments. Our customer overlap in these areas is minimal, as I’ve mentioned, which will allow us to tap into our respective technologies to strengthen our product offerings to existing customers.

I am also excited by the combination of the strong technology organizations in both companies. Viasystems has an excellent high density interconnect capability in their North American footprint, which will fit in well with our own R&D capabilities for advanced technologies centered in China. Viasystems also brings a zero defect focus in operations stemming from their automotive strength which will provide even more momentum to ongoing yield improvement efforts at TTM. We expect that Viasystems in turn will be able to tap into TTM’s areas of technology strength such as our high layer conventional material qualification capabilities centered at our Chippewa Falls, Wisconsin facility. Suffice it to say that combining two leading technology teams is one of the more exciting aspects of this combination.

It is important to note that we will continue to operate as independent companies until close, and you will have your independent sales forces calling on you from both companies.

We hope you have found this summary of the proposed combination of Viasystems and TTM Technologies to be helpful. Dave and I would encourage you to bring up any questions regarding this presentation to either your Viasystems or your TTM Technologies sales contact.

We really look forward to continuing to serve your needs in the future. In closing, I would just like to thank you all for joining this call and thank Dave as well for joining and for all the work that has gone into bringing this deal together. Dave, I’ll turn it over to you.

Dave:

Great - thanks, Tom. I’d also like to thank everybody for their time today, and I appreciate the opportunity to describe the transaction. I think the real key to any transaction like this is for TTM employees and Viasystems employees to continue the world class service you all have grown to know and expect. I would echo Tom’s comments that as we go through this next period in our histories where we continue to operate as two companies, any questions, any comments, any concern – just raise it. Because at the end of the day, unless we make our customers and our suppliers happy, none of us will succeed. I appreciate your time. Thanks.

Tom:

Thank you everyone and thank you again for joining the call. Take care, and good night, good morning, and good afternoon to all of you.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of TTM and Viasystems separately and as a combined entity; the timing and consummation of the proposed merger; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of TTM and Viasystems regarding future events and are subject to significant risks and uncertainty. Statements regarding TTM’s and Viasystems’ expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Viasystems’ or TTM’s common stock. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed merger and the satisfaction of the conditions precedent to consummation of the proposed merger, including the ability to secure regulatory approvals in a timely manner or at all; the adoption of the Merger Agreement by Viasystems’ stockholders; the possibility of legal or regulatory proceedings (including related to the transaction itself); the ability of TTM to successfully integrate Viasystems’ operations, product lines, technology and employees and realize synergies and additional opportunities for growth from the proposed merger in a timely manner or at all; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships; the level of demand for the combined company’s products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and printed circuit boards, and customers’ new technology and capacity requirements; TTM’s and Viasystems’ ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and developments beyond Viasystems’ or TTM’s control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of TTM Technologies, Inc. for the year ended December 30, 2013, which was filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Viasystems for the year ended December 31, 2013, which was filed with the SEC on February 14, 2014, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Neither Viasystems nor TTM undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

TTM will file with the SEC a registration statement on Form S-4, which will include a prospectus with respect to TTM’s shares of common stock to be issued in the proposed merger and a proxy statement of Viasystems in connection with the proposed merger between TTM and Viasystems (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to Viasystems’ stockholders and will contain important information about the proposed merger and related matters. VIASYSTEMS SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by TTM or Viasystems with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Proxy Statement/Prospectus from TTM or Viasystems by contacting either (1) Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to TTM’s Investor Relations page on its corporate website at www.ttmtech.com or (2) Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com.

Participants in the Solicitation

TTM and Viasystems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viasystems’ stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about TTM’s directors and executive officers is set forth in TTM’s Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s website at www.sec.gov, and from TTM by contacting Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to TTM’s Investor Relations page on its corporate website at www.ttmtech.com. Information about Viasystems’ directors and executive officers is set forth in Viasystems’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 14, 2014. These documents are available free of charge at the SEC’s website at

www.sec.gov, and from Viasystems by contacting Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus that TTM will file with the SEC.